BELLACASA PRODUCTIONS, INC.
237 Cedar Hill Street, Suite 4
Marlborough, Massachusetts 01752

                                                                                                August 14, 2006

Mr. Gary Todd, Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                        Re: Bellacasa Productions, Inc.
                               Form 10-KSB for Fiscal Year Ended December 31, 2005
                               Filed March 31, 2006
                               File No. 000-49707

Dear Mr. Todd:

            As a follow up to our conversation last week, I am responding to your letter of July 28, 2006.  It is my hope that we can resolve those issues that impact the Form 10-QSB for the period ending June 30, 2006 in order that we may file this form in a timely fashion.  We will issue an amended Form 10-KSB for period ending 12/31/05 as soon as possible after filing the current Form 10-QSB.

Form 10-KSB/A for the Year Ended December 31, 2005
Financial Statements, page F-1

1. We note that you restated the financial statements for 2004 to present the historical results, changes in equity and cash flows of the accounting acquirer and to reflect the affect of the recapitalization on loss per share for that year. Please expand the notes to financial statements to present clear and complete disclosure about the nature and effects of the changes to the previously issued financial statements. Refer to SFAS 154. The changes should also be referenced in the auditor's report.

We are revising the notes and disclosures consistent with your comments.  We will review the revisions with our auditor and provide them to you before filing our amended Form 10K-SB.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the audit opinion references the work of other auditors for certain periods included in the cumulative consolidated statements of operations, stockholders' equity and cash flows. Either revise to have your current auditor opine on the full cumulative period or revise to include the separate report of the other auditors. Refer to Item 310 of Regulation S-B and Article 2-05 of Regulation S-X. Please note that if you elect to include the audit report of the predecessor auditor in the 10-KSB, the consent of that auditor should appear in any registration statement incorporating the Form 10-KSB.

We are discussing with our auditor the possible expansion of his opinion to cover the full cumulative period.  I am optimistic we will reach an agreement with him sometime next week.

Balance Sheet, page F-3

3. We note your response to prior comment seven. Please tell us how you determined that the $140,000 prepayment is not impaired. We see that the amount represents three years of purchase commitment. No date has been set for the manufacture or delivery of the product; and, you have not determined the intended use for the product. Please be detailed and specific.

Our management believes that it is premature to consider the $140,000 prepayment impaired. The product to be manufactured for us and delivered at our request is a major part of our company's future. It will be used in clinical trials which are required as part of the U.S. Food and Drug Administration approval process.  We intend to use the product, provided we are able to raise sufficient capital to proceed with the initiation of clinical trials. Although, we started the process to obtain capital a little over a year ago, we only began to actively seek funds since February 28, 2006, when our stock first traded on the OTC Bulletin Board. During the past five months, we have developed several relationships with financial institutions and have had discussions with some major shareholders concerning additional investment in Bellacasa.  We are also discussing other corporate transactions which may result in additional capital for Bellacasa.  Although we have not reached an agreement to raise funds to pursue our business plan and to use the product which has been paid for, we are reasonably confident that by year-end we will have raised sufficient capital to proceed. As of December 31, 2006, or if a trigger occurs that warrants an earlier determination, we will decide whether the value of the asset in question has been impaired and if so, by what amount.  Such triggering events may include: our determination that we are unable to raise sufficient capital; a foreseen delay in raising such capital; and the inability of the manufacturer to deliver the product; or our decision to not proceed with clinical trials; or if we elect to change our business plan.

If we do not have sufficient funding in place to use the product as planned, or if one of the other triggering events occur, we will have the product appraised as to its value in liquidation and, alternatively, we will approach the manufacturer of the product for a return of some portion of those funds prepaid in lieu of the manufacturer's cost of production, storage and delivery.

We believe that as of today there has not been impairment and none of the triggering events has occurred. We will perform our annual review no later than as of December 31, 2006, which we believe is a reasonable date considering our current efforts and expectations.

Statement of Stockholders' Equity, page F-5

4. We see that 13.7 million shares were issued in 2003 in a transaction captioned "Shares issued due to realignment of ownership." Please add disclosure that explains the nature of this transaction and the rationale in GAAP for the accounting.

The 13.7 million shares that were issued in 2003 to the then shareholders of Aquamer, while still a private company, should have been more appropriately characterized  as a stock split and will  be so designated in the statement of stockholders' equity that will be included in the amended Form 10-KSB which will be filed shortly.

Note 10 – Stockholders' Equity
Stock Issued for Services

5. We note in your response to prior comment 11 that the fair value of your common stock in September and October 2004 and in May and June 2005 were determined based on cash sales of your common stock. In light of the significant increase in per share cash prices realized on equity sales between September 2004 and May 2005, please further explain why you believe the fair value of your common shares had not increased from $0.0375 as of February 2005. That is further explain why the amount recognized upon issuance of the 600,000 shares for services is appropriate.

At the time of issuance of the shares, there was no public market for the stock.

In February 2005, we determined the fair value for the 600,000 shares issued for services as follows:

We used the then most recent transactions involving the common stock of the private company (Aquamer), which in January 2005 were exchanged on a 1-for-1 basis for common shares of Bellacasa. As of the issuance date in February 2005 (negotiations had taken place in January 2005), the then most recent comparative transactions occurred while Bellacasa and Aquamer were negotiating the terms of the upcoming acquisition (September - November 2004). During that time period, Aquamer issued a total of 920,000 shares to three accredited investors and each transaction was priced at $0.0375 per share.

We did not perceive that there was a linear increase in the value of the stock solely by passage of time and it was our determination that the most reliable valuation was the last transactions.

We did not take into consideration the May and June 2005 Bellacasa transactions totaling 100,000 shares @ $.20 per share, since negotiations regarding these shares had not begun until May 2005. The shares were purchased by two brothers, each of whom had acquired 50,000 shares for $10,000.  .

We also did not consider the September 2005 Private Placement to five accredited investors of 825,000 shares @ $.20 per share for a total of $165,000 since we did not fix the price of the shares until August 2005.

Our stock commenced trading on February 28, 2006.

Item 8A – Controls and Procedures

6. We see that you are amending the Form 10-KSB as of and for the year ending December 31, 2005 to include the financial statements of the accounting acquirer for the periods required by Regulation S-B. In light of the apparent error in the originally filed Form 10-KSB, tell us how you are able to conclude that the disclosure controls and procedures are effective at December 31, 2005. Please note that any material weaknesses in internal control should be identified and described under Controls and Procedures, including accompanying disclosure of remediation efforts. Please further advise and revise as necessary.

In light of our apparent error in our originally filed Form 10-KSB, we acknowledge that there are material weaknesses in our internal controls and procedures and we will so note them in our amended Form 10-KSB. We will also note our plans to remedy those deficiencies.

We plan to include the following as Item 3- Controls and Procedures Form 10-QSB for the quarter ended June 30, 2006:

ITEM 3 - CONTROLS AND PROCEDURES

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006. This evaluation was accomplished under the supervision and with the participation of our chief executive officer, principal executive officer, chief financial officer/principal accounting officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the quarterly report on Form 10-QSB has been made known to him.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based upon an evaluation conducted for the period ended June 30, 2006, Edwin A. Reilly who served as our Chief Executive Officer and Chief Financial Officer (which duties include that of principal accounting officer) as of June 30, 2006, and the date of this Report, has concluded that as of the end of the period covered by this report, we have identified the following material weakness of our internal controls:

  Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions.
  Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

In order to remedy our existing internal control deficiencies, as soon as our finances allow, we will hire a Chief Financial Officer who will be sufficiently versed in public company accounting to implement appropriate procedures for timely and accurate disclosures

Changes in internal control over financial reporting. We have not yet made any changes in our internal control over financial reporting that occurred during the period covered by this report on Form 10-QSB that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

            We thank you for you assistance and we hope that we have adequately responded to your comments and concerns.

            In connection with your comments, Bellacasa Productions, Inc. acknowledges that: the Company is responsible for the adequacy and accuracy of disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Edwin Reilly

Edwin A. Reilly
President